

09057866

UNITEDSTATES
TIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 44874

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Momex Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Sage Plaza, 5151 San Felipe, Suite 1350
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jesus Heiras 713-877-8234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, PC
(Name – *if individual, state last, first, middle name*)

1333 West Loop South, Loop 1400	Houston	TX	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jesus Heiras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Momex Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARINA PANTIN
Notary Public, State of Texas
My Commission Expires
August 12, 2012

Signature

Registered Principal

Title

02/18/09

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

CONTENTS


EEPB
Certified Public
Accountants &
Consultants

INDEPENDENT AUDITORS' REPORT

January 26, 2009

Board of Directors
MONEX SECURITIES, INC.

We have audited the accompanying statement of financial condition of MONEX SECURITIES, INC. as of December 31, 2008, and the related statement of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MONEX SECURITIES, INC. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, PC

Easley, Endres, Parkhill & Brackendorff, P.C. *Certified Public Accountants & Consultants*
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 952
Marketable securities	263,150
Receivable from clearing broker/dealer	739,863
Commissions receivable	137,865
Deposits held by clearing brokers, restricted	350,000
Federal income tax receivable	624,656
Affiliate receivable	10,000
Deposit	5,089
TOTAL CURRENT ASSETS	2,131,575
Property and equipment, net	27,519
TOTAL ASSETS	$ 2,159,094

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 113,060
Accounts payable and accrued liabilities	63,616
Service fee payable to shareholder	40,727
Accrued state income taxes	20,613
TOTAL CURRENT LIABILITIES	238,016
Deferred income tax liability	9,356
STOCKHOLDERS' EQUITY	
Common stock, 1,000 shares authorized, issued, outstanding, $0.1 par value	10
Additional paid-in capital	1,911,712
Retained earnings	-
TOTAL STOCKHOLDERS' EQUITY	1,911,722
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,159,094

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commission income	$	5,096,793
Other income		24,404
TOTAL REVENUES		5,121,197
EXPENSES		
Employee compensation and benefits		2,249,285
Clearing, execution and commission fees		208,138
Service fees paid to shareholder		565,204
Rent and equipment		59,111
Communications		81,275
Regulatory fees		17,068
Professional fees		228,390
Administrative and other expenses		2,009,780
TOTAL EXPENSES		5,418,251
LOSS FROM OPERATIONS		(297,054)
INCOME TAX BENEFIT		77,610
NET LOSS	$	(219,444)

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2007	1,000	$ 10	$ 1,086,215	$ 1,717,210	$ 2,803,435
Contributed capital			827,731		827,731
Dividends			(2,234)	(1,497,766)	(1,500,000)
Net loss				(219,444)	(219,444)
BALANCE AT DECEMBER 31, 2008	1,000	$ 10	$ 1,911,712	$ -	$ 1,911,722

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (219,444)
Adjustments to net income, for noncash transactions	
Depreciation	11,974
Realized gain on marketable securities	(136,326)
Net increase or decrease in assets and liabilities	
Receivable from clearing broker/dealer	(286,836)
Commissions receivable	108,347
Federal income tax receivable	(624,656)
Affiliate receivable	(10,000)
Accounts payable and accrued expenses	(19,776)
Commissions payable	(120,901)
Services fee payable to shareholder	(3,551)
Deferred income taxes	(1,104)
Accrued state income taxes	(76,977)
NET CASH USED IN OPERATING ACTIVITIES	(1,379,250)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of marketable securities	(13,129,030)
Proceeds from sales of marketable securities	15,436,725
Purchase of deposit with clearing broker	(250,000)
Purchases of property and equipment	(5,224)
NET CASH USED IN INVESTING ACTIVITIES	2,052,471
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	827,731
Dividends to stockholders	(1,500,000)
NET CASH USED IN FINANCING ACTIVITIES	(672,269)
NET DECREASE IN CASH AND CASH EQUIVALENTS	952
CASH AND CASH EQUIVALENTS, beginning of year	-
CASH AND CASH EQUIVALENTS, end of year	$ 952
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 620,225

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MONEX SECURITIES, INC. (Company), a Delaware corporation, is a wholly-owned subsidiary of Monex Casa de Balsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There were no net realized and unrealized foreign currency losses recorded in 2008. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits of $250,000 at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gains on marketable securities are reflected in the accompanying statement of income in commission income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with Financial Accounting Board Statement No. 109, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

NOTE 2: TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $350,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $1,015,127 and $250,000 respectively. The Company's net capital ratio was .24 to 1.

NOTE 4: SECURITIES

Marketable securities consist of commercial paper, U.S. Treasury Notes, U.S. corporate bonds and foreign corporate bonds with a fair value of $263,150, cost of $263,039, and accumulated unrealized gains of $111 and realized gains of $136,215, which is reflected in the accompanying statement of income in securities commissions.

NOTE 4: SECURITIES *(Continued)*

We adopted SFAS No. 157, "Fair Value Measurements", effective January 1, 2008 for all financial assets and liabilities. SFAS No. 157 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The following table summarizes the valuation of our financial instruments by SFAS No. 157 pricing levels as of December 31, 2008:

NOTE 4: SECURITIES *(Continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2008
US Treasury Bills	$ 200,000	$ -0-	$ -0-	$ 200,000
Corporate Bonds	55,881	-0-	-0-	55,881
Foreign Stock	7,269	-0-	-0-	7,269
Total	$ 263,150	$ -0-	$ -0-	$ 263,150

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2008:

Equipment	$ 55,763
Furniture and fixtures	7,996
	63,759
Accumulated depreciation	(36,240)
	$ 27,519

Depreciation expense for the year was $11,974.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company entered into a services agreement (Agreement) with its Shareholder in January 2003. The Agreement. requires the Shareholder to provide administrative services to the Company. The Company is required to repay the costs incurred by the Shareholder under the agreement, plus a 12% markup. The term of the agreement is indefinite and may be terminated by either party with 90 days written notice. The total amount incurred under this Agreement for the year ended December 31, 2008 was $565,204, of which $40,727 is payable at December 31, 2008.

NOTE 7: INCOME TAXES

The provision for income taxes is as follows:

Federal	
Current tax benefit	$ (99,371)
Deferred tax benefit	(1,104)
	(100,475)
State	
Current tax expense	22,865
Tax benefit	$ (77,610)

The federal income tax receivable at December 31, 2008 consists of $525,285 in estimated tax payments and $99,371 for the benefit of net operating losses carried back to prior year tax returns.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109, ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The FASB has deferred the effective date for nonpublic enterprises to fiscal years beginning after December 15, 2008 for those companies that elect to do so. Management has elected to defer the adoption of FIN 48. Management's policy for evaluating uncertain tax positions is to identify all uncertain tax positions and classify those positions as current taxes payable or current deferred taxes payable. Adoption of FIN 48 is not expected to have a material effect on these financial statements.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under a non-cancelable operating lease expiring in August 2009. Office rent expense for the year was $34,848. The future minimum lease payments due during 2009 total $22,900.

NOTE 8: COMMITMENTS AND CONTINGENCIES *(Continued)*

Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded liabilities with regard to the right. During 2008, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE 9: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2008.

NOTE 10: ADMINISTRATIVE AND OTHER EXPENSE

The Company entered into settlements in lieu of litigation with certain customers relating to misrepresentations by one of its foreign finders. The settlement included approximately 34 accounts and aggregated $1,899,403, which is included in Administrative and Other Expenses. The Company's management has taken corrective action to improve internal controls and compliance by its representatives. Management believes it is unlikely that it will incur any future claims or litigation relating to this matter.



SUPPLEMENTAL INFORMATION


EEPB
Certified Public
Accountants &
Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

January 26, 2009

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

We have audited the accompanying financial statements of MONEX SECURITIES, INC. as of and for the year ended December 31, 2008, and have issued our report thereon dated January 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EEPB, PC

MONEX SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital:	
Total stockholder's equity	1,911,722
Reductions and charges:	
Nonallowable assets:	
Commissions receivable	137,865
Receivable from affiliate	10,000
Income tax receivable	624,656
Property and equipment, net	27,519
Deposit	5,089
Total nonallowable assets and charges, net	805,129
Excess fidelity bond deductible	20,000
Net capital before haircuts on security positions	1,086,593
Haircuts on security positions	71,466
Net capital	$ 1,015,127
Aggregate indebtedness	
Accounts payable and accrued expenses	63,616
Commissions payable	113,060
Service fee payable to shareholder	40,727
Accrued income taxes payable	20,613
Deferred tax	9,356
Total aggregate indebtedness	$ 247,372
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
Excess net capital	$ 765,127
Ratio of aggregate indebtedness to net capital	.24 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Monex Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2008.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Monex Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2008 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2008.



INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

January 26, 2009

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of MONEX SECURITIES, INC. ("Monex") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of Monex's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Monex including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Monex does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Monex in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of Monex is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

Easley, Endres, Parkhill & Brackendorff, P.C. Certified Public Accountants & Consultants
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

which Monex has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Monex's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, PC

END